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*AB* 3/3/03

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

MAIL
RECEIVED
PROCESSING

FEB 2 7 2003

155

WASH. D.C.
SECTION

| SEC FILE NUMBER |
| --- |
| 8 52530 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/02____ AND ENDING____12/31/02____
                                   MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TAG Securities Corp.**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, Suite 1004
(No. and Street)

New York             New York             10006
(City)                 (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Gettenberg                                      (212) 668-8700
                                                                                    (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name - *if individual, state last, first, middle name*)

3000 Marcus Avenue       Lake Success       New York       11042
(Address)                   (City)                  (State)                 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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# OATH OR AFFIRMATION

I, _____Thomas A. Garriton_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____TAG Securities Corp._____, as of _____December 31_____, 2002_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____President_____
Title

Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital~~.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# TAG SECURITIES CORP.

\* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \*

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2002

\* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \*



# TAG SECURITIES CORP.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2002

### A S S E T S

| | |
|---|---:|
| Cash and cash equivalents | $ 101,563 |
| Securities owned, at market | 755,876 |
| Receivable from broker, dealer and clearing organization | 126,912 |
| Commissions receivable | 116,978 |
| New York Stock Exchange membership, contributed | |
|   for the use of the Company, at market value | 2,000,000 |
| Prepaid income taxes | 10,829 |
| Other assets | 7,846 |
| | $ 3,120,004 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---:|
| Liabilities: | |
|   Accrued expenses and other payables | $ 174,762 |
| | |
| Subordinated liabilities: | |
|   New York Stock Exchange membership, contributed | |
|     for the use of the Company, at market value | 2,000,000 |
| | |
| Stockholder's equity: | |
|   Common stock, no par value; 200 shares authorized, | |
|     10 shares issued and outstanding | 10,000 |
|   Additional paid-in capital | 200,000 |
|   Retained earnings | 735,242 |
| | 945,242 |
| | $ 3,120,004 |

**The accompanying notes are an integral part of this financial statement.**

# TAG SECURITIES CORP.

## NOTES TO FINANCIAL STATEMENT

1. **ORGANIZATION AND NATURE OF BUSINESS:**

   TAG Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company principally engages in executing transaction orders on the floor of the New York Stock Exchange on behalf of its clients.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

   Securities Transactions:

   Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

   Cash Equivalents:

   The Company considers all money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

   New York Stock Exchange Membership:

   The Exchange membership, contributed for the use of the Company under a use and proceeds agreement, is valued at market value, using the last consummated sale price at December 31, 2002. A corresponding liability, which is subordinated, to the contributing stockholder-member has been established.

   Use of Estimates:

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income Taxes:

   The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at a reduced rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes are recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes.

## 3. SECURITIES OWNED, AT MARKET:

Securities owned, at market, consist of a short term fund.

## 4. RECEIVABLE FROM BROKER, DEALER AND CLEARING ORGANIZATION:

Receivable from broker, dealer and clearing organization arises as a result of the Company's normal securities transactions.

## 5. SEAT LEASE:

The Company leases a seat on the New York Stock Exchange. Annual lease payments on the seat lease, which expires September 27, 2003, are $333,000.

## 6. INCOME TAXES:

Deferred taxes are a result of temporary differences arising primarily from commissions receivable, prepaid expenses and accrued expenses and other payables. The deferred taxes are as follows:

| | |
|---|---|
| Deferred tax asset | $ 10,150 |
| Deferred tax liability | (10,150) |
| Net deferred taxes | $ -0- |

## 7. CLEARANCE AGREEMENT:

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company will be required to maintain cash or securities of not less than $25,000. This deposit is included with the receivable from broker, dealer and clearing organization.

## 8. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2002, the Company had net capital, as defined, of $946,399 which was $920,432 in excess of its required net capital of $25,967. At December 31, 2002, the Company had aggregate indebtedness of $389,512. The ratio of aggregate indebtedness to net capital was .41 to 1.

## 9. OFF-BALANCE-SHEET RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; and therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2002, this credit risk amounts to $444,959.

## 10. 401(k) AND PROFIT SHARING PLAN:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code which provides that all eligible employees may defer salary up to statutory limitations. The Company is not required to make matching contributions.

The Company also sponsors a defined contribution profit sharing plan covering substantially all of the Company's employees. The contribution, which is at management's discretion, is determined annually.

\* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \*

The Company's Statement of Financial Condition as of December 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

\* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \*

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
TAG Securities Corp.

We have audited the accompanying statement of financial condition of TAG Securities Corp. (the "Company") as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TAG Securities Corp. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

_Weiser LLP_

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 12, 2003